FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of March, 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

   S A   M   E   X      M   I   N   I   N   G      C   O   R   P.

CORPORATE OFFICE 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 800-828-1488 E-MAIL: samex@telus.net TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE -

No. 2-03

March 7th, 2003

SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS - CHILE

SAMEX has made the final payment required to complete the purchase of approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile (see details of purchase agreement previously described in News Release No. 1-03 dated January 29, 2003).  SAMEX purchased the concessions for US$50,000 cash (US$10,000 on execution of the agreement, and a final payment of US$40,000 which has now been paid).

The concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences which SAMEX has dubbed, the “El Zorro” district.  SAMEX is reviewing and evaluating previous mining/exploration in the district in order to plan an exploration program with the objective of discovering bulk-tonnage, open-pittable gold deposits.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company’s specific exploration criteria.

“Jeffrey Dahl”,

President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  March 7, 2003